

Nicholas Luft · 3rd

CEO/Idle - Rent Any Thing, Earn Any Time

Atlanta Metropolitan Area · Contact info

220 connections

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Getidle

Louisiana State University

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Idle - Rent Any Thing, Earn Any Time
getidle.com
A renting community for idle goods. App Available on IOS and Android



IDLE - Rent Any Thing
YouTube
- App Available on IOS and Android - Visit www.getidle.com to start renting today Rent Any Thi...

Activity

220 followers

My last shameless promotion before the launch. Thanks to everyone that has...
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Thanks so much for the support really appreciate it
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Invest in Idle, LLC: Idle is a peer to peer smartphone app that enables users to...
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1 Reaction • 3 Comments

We're excited to announce the launch of our Equity Crowdfunding...
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Experience

Chief Executive Officer
Getidle · Full-time
Aug 2019 – Present · 1 yr 11 mos
Marietta, ga

President
2Step LLC
Apr 2007 – Jul 2019 · 12 yrs 4 mos
Smyrna, GA

Developed and managed a successful online wholesale/retail business from start-up to generate sales in the high six figures annually. Expanded business to form subsidiary music label that worked with local bands to create, promote, and distribute full-lengh album using both digital and physical (vinyl) format. Increased sales year-over-year by leveraging marketplace ...see more

Senior Sales Manager
Hilton
Mar 2003 – May 2007 · 4 yrs 3 mos
Greater Atlanta Area and New Orleans, LA

 Responsible for booking major hotel conventions for clients in both the private and public sector. Recipient of the Chairman's Award – Hilton's highest accolade reserved for sales managers in the top 1% of the company Fostered development and growth of business through existing and new customer relationships. Created marketing collateral such as brochu ...see more

Education

Louisiana State University
Bachelor's degree, Business Administration and Management, General
1998 – 2002

Skills & endorsements

Entrepreneurship

Business Strategy

Start-ups

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Interests

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Amazon
19,753,825 followers

Google
21,665,566 followers



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